Sub-Item 77C
Submission of Matters to a Vote of Security Holders

      A Special Meeting of Shareholders of the Fund (the
"Meeting") was held on April 18, 2008 at which a quorum was present. The Meeting included (i) the election of seven directors ("Proposal 1"), (ii) the amendment of the Certificate of Incorporation of the Fund to increase the number of shares of common stock that the Fund is authorized to issue, and to reduce the par value of the Fund's shares from $1.00 per share to $0.01 per share
("Proposal 2") and (iii) a modification the Fund's fundamental investment policy concerning investments in other investment companies ("Proposal 3"). Proposal 1 and Proposal 2 were approved by shareholders of the Fund.
Proposal 3 was not approved by shareholders.

   Information regarding shares voted for and against each matter before the Meeting follows:


a)     To elect seven Directors to serve for the ensuing year.

                                     FOR              WITHHOLD

Maurice L. Schoenwald          3,959,419.824          56,804.594
David J. Schoenwald               3,953,212.976       63,011.442
Sharon Reier                    3,953,974.072         62,250.346
Preston Pumphrey               3,961,231.921          54,992.497
Murray Rosenblith               3,962,605.997         53,618.421
Susan Hickey                    3,961,119.024         55,105.394
Jonathan Beard                3,962,782.525          53,441.893

b) To amend the Certificate of Incorporation of the Fund to increase the number of shares of common stock that the Fund is authorized to issue, and to reduce the par value of the Fund's shares from $1.00 per share to $0.01 per share.

      For:     3,810,281.733
      Against:         107,062.896
      Abstain:      98,879.789

c) To modify the fundamental investment policy concerning investments in other investment companies.

      For:             1,408,331.192
      Against:         72,621.950
      Abstain:         77,556.276
      Broker Non-vote: 2,457,715.000

      An Adjourned Special Meeting of Shareholders of the
Fund was held on April 29, 2008. At the Meeting it was noted that the high percentage of broker non-votes prevented the Fund from obtaining the required shareholder approval of Proposal 3 without further solicitation of underlying shareholders in these broker accounts. It was determined that further adjournments would not be considered and that Proposal 3 was abandoned.